EXHIBIT 3.1.2

CERTIFICATE OF ELIMINATION

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under the Oklahoma General Corporation Act,

DOES HEREBY CERTIFY:

FIRST: That the Corporation has acquired 18,000 shares of its 5.0% Cumulative Convertible Preferred Stock (Series 2003), par value $.01 per share (the “Acquired Shares”).

SECOND: That the Board of Directors of the Corporation has adopted resolutions retiring the Acquired Shares.

THIRD: That the Certificate of Designation for the 5.0% Cumulative Convertible Preferred Stock (Series 2003) (the “Certificate of Designation”) prohibits the reissuance of shares when so retired and, pursuant to the provisions of Section 1078 of the Oklahoma General Corporation Act, upon the date of the filing of this Certificate of Elimination, the Certificate of Designation shall be amended so as to reduce the number of authorized shares of the 5.0% Cumulative Convertible Preferred Stock (Series 2003) by 18,000 shares, being the total number of the Acquired Shares retired by the Board of Directors. Accordingly, the number of authorized but undesignated shares of preferred stock of the Company shall be increased by 18,000 shares. The retired Acquired Shares have a par value of $.01 per share and an aggregate par value of $180.00.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Treasurer and Senior Vice President-Human Resources, and attested to by its Secretary, this 23rd day of January, 2005.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Martha A. Burger
Martha A. Burger
Treasurer & Senior Vice President
Human Resources

ATTEST:

/s/ Jennifer M. Grigsby
Jennifer M. Grigsby
Secretary